Exhibit 99.1

DATE: May 7, 2025

To whom it may concern:

Company name:	SYLA Technologies Co., Ltd. (NASDAQ: SYT)
Representative:	Hiroyuki Sugimoto, Chief Executive Officer
Contact:	IR/PR Group Takeshi Fuchiwaki
Email:	irpr@syla.jp

Notice Regarding Plan to Delist American Depositary Shares from the Nasdaq Capital Market and Deregister from the U.S. Securities and Exchange Commission

SYLA Technologies Co., Ltd. (the “Company”) announced that its board of directors resolved, at a meeting held on May 7, 2025, to delist its American Depositary Shares (“ADSs”) from the Nasdaq Capital Market (“Nasdaq”) and file to deregister from the U.S. Securities and Exchange Commission (“SEC”). The Company also announced that it has notified Nasdaq of its intention to voluntarily delist its ADSs. The plans regarding the delisting and deregistration are as follows.

1. Reasons for Applying for Delisting

The Company listed its ADSs on Nasdaq in March 2023 in order to ensure transparency and enhance its credibility, as well as to pursue business expansion and the sustainable growth of corporate value through access to diverse opportunities, including capital raising in the U.S. capital markets. Since then, through measures such as adhering to the disclosure requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), preparing financial statements in accordance with U.S. GAAP, and establishing internal control systems required under the Sarbanes-Oxley Act of 2002, the Company has continued to disclose information to shareholders and investors in a timely and appropriate manner.

However, taking into consideration various factors, including the potential costs associated with maintaining its Nasdaq listing and complying with the disclosure requirements of the Exchange Act, on December 2, 2024, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with Cumica Corporation (“Cumica”) to carry out a management integration of the two companies, with Cumica being the wholly owning parent company in the share exchange and the Company being the wholly owned subsidiary in the share exchange. Pursuant to the Share Exchange Agreement, Cumica will become the Company’s wholly owning parent on June 1, 2025 (Japan time). In addition, the Company has decided to voluntarily delist its ADSs from Nasdaq and file to deregister, in connection with its periodic filing obligations, with the SEC. Going forward, the Company will further focus its financial and human resources on the growth of its business through the optimal allocation of management resources resulting from this management integration.

The Company plans to file a Form 25 with the SEC about 12 days after notifying Nasdaq of the Company’s intention to delist its ADSs. Such filing will constitute a formal notice to the SEC of the Company’s intention to delist the ADSs from Nasdaq. The delisting will take effect 10 days after the filing of the Form 25.

2. Effect of Delisting

Upon the delisting, the Company’s shares of common stock and ADSs will not be listed on any exchange.

Following the delisting of its ADSs, the shares of common stock of Cumica, which will own all shares of common stock of the Company on June 1, 2025 (Japan time) (the “Effective Date”), will continue to be listed on the Tokyo Stock Exchange. Furthermore, Cumica will change its business name to “SYLA Holdings Co., Ltd.” on the Effective Date.

3. Schedule for Delisting and Other Matters (all in Eastern Time, except as noted)

February 28, 2025	The Bank of New York Mellon, the depositary bank of the Company’s ADSs, notified ADS holders of the Company’s intention to terminate the deposit agreement relating to the ADSs (the “Deposit Agreement”)

May 7, 2025	Notified Nasdaq of the Company’s intention to voluntarily delist from Nasdaq Furnishing of this press release on Form 6-K with the SEC

May 19, 2025 (planned)	Filing of Form 25 with the SEC for delisting from Nasdaq

May 29, 2025 (planned)	Delisting from Nasdaq to become effective Termination of the Deposit Agreement with The Bank of New York Mellon to become effective (termination of the ADS program)

June 1, 2025 (Japan time) (planned)	Share exchange with Cumica (which will become “SYLA Holdings Co., Ltd.” after the change of trade name) to become effective

June 2, 2025 (planned)	Filing of Form 15 with the SEC The Company’s ongoing disclosure obligations under the Exchange Act become suspended

Note that the schedule above (including planned effective dates) may change if the Company receives notification from the SEC that it objects to deregistration or requests an extended review, or for other reasons.

4. After the Delisting and Deregistration

The Company’s ongoing disclosure obligations under the Exchange Act, including the obligation to file annual reports (Form 20-F), will become suspended on June 2, 2025.

The Company’s ADS program is also expected to be terminated on May 29, 2025, in connection with the delisting from Nasdaq and the filing to deregister from the SEC. ADS holders with questions about the ADS program should contact The Bank of New York Mellon using the contact information below.

After the termination of the ADS program, the outstanding shares of common stock of the Company on deposit with The Bank of New York Mellon are expected to be settled pursuant to the Share Exchange Agreement and the Deposit Agreement and, based upon the ADS holders’ choice, ADS holders will receive either shares of Cumica common stock or the proceeds from the sale of Cumica shares, based on the volume of securities that the ADS holders hold.

5. Forward-Looking Statements

Certain statements contained in this press release, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the Company’s possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The Company has based these forward-looking statements on the Company’s current expectations and assumptions about future events. While the Company’s management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control. These and other important factors, including, among others, those discussed in the Company’s most recent annual report for the fiscal year ending December 31, 2024, filed under cover of Form 20-F with the SEC, under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include the Company’s expectations regarding the Company’s revenue, expenses, and other operating results.

6. Contact Information for Inquiries regarding the Company’s ADSs:

Depositary Bank:	The Bank of New York Mellon (United States) Depositary Receipts
Phone:	+1 888 269 2377 (USA toll-free number) +1 201 680 6825 (International number) (Available from Monday through Friday, from 9 a.m. to 5 p.m., Eastern Time)
Website:	www.adrbny.com
Mail:	shrrelations@cpushareownerservices.com

For investors residing in Japan

Company:	Syla Technologies Share Exchange Support Desk
Phone:	03-4560-0656
Website:	https://syla-tech.jp/en/ir
Mail:	legal@syla.jp